E. Ramey Layne  rlayne@velaw.com
Tel +1.713.758.4629  Fax +1.713.751.5396

May 1, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:          Niska Gas Storage Partners LLC

Form 10-K for Fiscal Year Ended March 31, 2013

Filed June 7, 2013

For 10-Q for Quarterly Period Ended December 31, 2013

Filed January 31, 2014

Response dated March 12, 2014

File No. 001-34733

Ladies and Gentlemen:

On behalf of Niska Gas Storage Partners LLC (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2014, with respect to its Form 10-K for Fiscal Year Ended March 31, 2013, filed with the Commission on June 7, 2013 (the “Form 10-K”), and to its Form 10-Q for Quarterly Period Ended December 31, 2013, filed with the Commission on January 31, 2014 (the “Form 10-Q”), File No. 001-34733.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended March 31, 2013

Item 1. Business, page 1

Our Assets, page 6

1.                                      We note your response to comment 1 in our letter dated February 26, 2014. Please further discuss your dependence on this single customer, and any material affect losing such customer would have on your business. In this regard we note that 40

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Securities and Exchange Commission

May 1, 2014

BcF represents 17% of your total gas storage capacity. Refer to Item 101(c)(1)(vii) of Regulation S-K for guidance. Furthermore, with regard to your most recent quarterly report on Form 10-Q for the period ended December 31, 2013, in future reports please quantify the amount represented by the “largest volumetric customer,” referenced on page 21.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that it has considered the disclosure requirements of Item 101(c)(vii) of Regulation S-K and has determined that it is not dependent on its largest volumetric customer.  In addition, the Company has determined that the loss of this customer would not have a material adverse effect on the Company’s business.  As stated in the Company’s prior response, the revenue generated from this contract represented less than 10% of its consolidated revenue and the Company believes it would be able to replace a substantial portion of this revenue if the contract were terminated, either by entering into contracts with other third parties for a substantial portion of the capacity or from optimization activities.

The Company intends to quantify the amount of storage capacity represented by its “largest volumetric customer” in future reports that contain this phrase, provided that such customer represents more than 10% of the Company’s total storage capacity.

Item 11. Executive Compensation, page 76

Discretionary Bonus Awards, page 78

2.                                      We note your indication that “additional specificity regarding the performance targets is not material to [an] investor’s understanding of the plans. While performance targets are used as guidelines, the Company may determine to use any qualitative or subjective factors that it deems appropriate.” Please elaborate upon your response and future filings, to clearly state what qualitative or subjective factors the Company takes into account each year. In this regard, we presume that for 2013 the qualitative factors taken into account comprised the two performance metrics you disclose on page 79, however, it is not clear to what extent subjective (or individual-based) factors were taken into account or what those factors were. Also, given that the Company took into account qualitative factors in 2013 and that the financial metric (Adjusted EBIDTA) comprised 85% of the qualitative factors, please tell us why you believe disclosure of such metric is not material in light of the amount of weight it was given.

Securities and Exchange Commission

May 1, 2014

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that the disclosures included within its Form 10-K provide investors the material information necessary to understand the Company’s short term incentive bonus plan (the “STIP”); however, in order to bring further clarity to investors about the nature and operation of the Company’s STIP, which is ultimately a discretionary cash bonus arrangement, the Company’s future filings will contain a modified discussion of the STIP as described in further detail below.

Instruction 1 to Item 402(b) of Regulation S-K provides that the purpose of the Compensation Discussion and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.  The Company has disclosed the specific quantitative items of corporate performance considered by the Company’s board of directors (the “Board”) under the STIP for the fiscal year ended March 31, 2013 (e.g., Adjusted EBITDA and total recordable incident rate (“TRIR”)), as required by Item 402(b)(2)(v) of Regulation S-K.  The Company has further indicated the percentage of each named executive officer’s target bonus amount that may be based on each item of corporate performance, and that Adjusted EBITDA and TRIR targets are established by the compensation committee, which targets are based on internal Company target goals.  Further, the Company has disclosed how the Company performed relative to the established Adjusted EBITDA and TRIR targets and the percentage of the respective target bonus amounts that each named executive officer received as a result of fiscal 2013 performance.  The Company believes the information it has provided regarding the fiscal year 2013 STIP awards provides investors with the material information necessary to understand this program as required by the applicable rules.  The Company does not provide annual guidance to the market on these Adjusted EBITDA or TRIR targets, and the Company does not believe that disclosure of the specific targets adopted is material to, or necessary for, a fair understanding of the named executive officers’ compensation for the fiscal year, particularly in light of the fact that the Board retains the authority to make discretionary adjustments to the bonus amounts based on such qualitative or subjective factors that it deems appropriate.  In addition, the relevant rules are intended to be principles-based.  Specific performance targets are neither relevant nor material to gain an understanding of the STIP or an assessment of the degree of difficulty of achieving a particular target.

Our future filings will contain additional and/or modified descriptions of the STIP in the nature of the following paragraphs (except with respect to explanations provided below that are specifically applicable to the STIP for 2013 or prior fiscal years):

Securities and Exchange Commission

May 1, 2014

•                  Pursuant to the STIP, the Company does communicate target annual bonus amounts to the named executive officers and indicates that Company performance on certain internal financial and nonfinancial performance targets may significantly impact what percentage of the target bonus amount is actually paid.  If these internal performance targets are met, the Company would expect to pay annual bonuses that correlate to the level of performance achieved; however, the named executive officers have no contractual right to receive a specified bonus amount if certain levels of performance are achieved and the achievement with respect to any specific performance goal does not guarantee the amount of the bonus ultimately paid to any individual.

•                  While the achievement of Company financial and nonfinancial performance targets as described above serves as a guideline for determining the annual bonus amounts, the ultimate amount paid to the named executive officers under the STIP is determined at the discretion of the Board, and the Board may award a greater or lesser amount without regard to the achievement of the performance targets.  In exercising this discretion, the Board takes into account such subjective and qualitative factors that it deems appropriate.  Such factors may include, but are not limited to, extenuating market or other circumstances, individual performance, overall business performance, and the equity of awards. With respect to the 2013 STIP awards to the named executive officers, the Board considered the totality of the circumstances and determined that there were no compelling reasons to exercise its discretion to adjust the percentage of the respective target bonus amounts that each named executive officer would receive based on fiscal 2013 performance with respect to the Adjusted EBITDA and TRIR metrics.  However, in past years, the Board has exercised its discretion to pay annual bonuses to the named executive officers in excess of what would have been earned based solely on certain financial and nonfinancial performance metrics and the determination of the bonus amounts actually paid was based on the Board’s evaluation of, for example, the Company’s financial and operating performance as a whole and retention interests.  If subjective or qualitative factors considered by the Board in future years are material, the Company will disclose those considerations in respect of the named executive officers in appropriate future filings.

The Company has elected to limit the amount of publicly disclosed financial guidance it provides.  The Company believes that providing the targets for the STIP, which were developed at least in part based on the Company’s long-term strategic plan, could be construed as a form of guidance.  The Company is concerned that financial analysts may use this information, which may or may not be relevant to their analysis, as a basis for valuing the Company’s stock.

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Securities and Exchange Commission

May 1, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

By:	/s/ E. Ramey Layne
Name:	E. Ramey Layne
Title:	Vinson & Elkins L.L.P.

Enclosures

cc:           Vance Powers

Jason Dubchak